March 30, 2004

Hunter Gold Mining Corporation

3rd Floor 1665 Ellis

Kelowna, BC

V1Y 2B3

Attention: Mr. George Otten, President

Dear Mr. Otten:

Pursuant to an assignment of a Purchase Option Agreement dated January 26, 2004, Ken Swaisland assigned to Cardinal Minerals Inc. all of his rights, title and interest to his option to acquire the Hunter Gold Mining Corporation as per the agreements with yourself and the Hunter Gold Mining Corporation dated December 2, 2003 and an amending agreement dated January 13, 2004 (herein after referred to as The Original Agreements).

Following your recent conversations with Mr. Glen O'Gorman and Mr. Swaisland, we would like to confirm the following amendments, additions and clarifications relative to The Original Agreements:

  Cardinal hereby confirms its acceptance of Glen O'Goman's Exploration and Development Plan for the Bates-Hunter Project dated March 1, 2004 a copy of which you are in receipt of. Cardinal agrees that it will fund Phase I and 2 of this report as set out in attached Schedule A, at its own risk , for the completion of Phase 1 by October 31, 2004 and Phase 2 by June 30, 2005 or else this agreement is null and void. Cardinal reserves the right should the results of Phase 1 be unfavorable to return the option.

  Cardinal will now initiate the preparation of formal closing agreements based on the purchase for $3,000,000 of all the assets of Hunter Gold Mining Corporation's wholly owned US subsidiary Hunter Gold Mining Inc. Those assets are listed as Schedule B attached. The formal agreements will be based on an asset purchase rather than a stock purchase as contemplated in the original agreements, provided that there should be no withholding or transfer tax applicable to the said transaction, otherwise the transaction will revert to a stock purchase as originally contemplated.

  A contract for the dewatering of the Bates-Hunter mine-shaft as recommended by Mr. Glen O'Gorman will be entered into between Cardinal and a corporation controlled by George Otten. The general terms of the contract will call for Mr. Otten to organize and manage the dewatering of the mine shaft on a cost plus overhead basis. A formal contract encompassing the dewatering process is targeted for execution on or before April 15, 2004. Mr. Glen O'Gorman will be retained by Cardinal to manage the contract and its related payments.

  The July 31, 2004 closing date as specified in the January 31, 2004 extension agreement is hereby further modified. Formal closing by Cardinal of the purchase of the assets of the Hunter Gold Mining Corporation shall now occur within 90 days following the receipt of data from the underground drilling program recommended by Glen O'Gorman, or September 30, 2005 which ever is earlier.

   All other clauses not expressly modified in this agreement, shall remain valid as set out in the original agreement.

Kindly acknowledge your agreement and acceptance of the above modifications and/or additions to The Original Agreements, which were assigned to Cardinal on January 26, 2004.

Yours Sincerely,

/s/ Roland Vetter

Roland Vetter

President

Agreed to and Accepted this _____ day of March, 2004

_________________________________________

President , Hunter Gold Mining Corporation

(Please initial on bottom of each page and fax to Mr. K Swaisland 1-604-925-3592 and to Mr. R Vetter 1-604-264-9012)

Schedule A

As per the independent Report by Glen O'Gorman, Cardinal Minerals plans to follow a staged systematic approach. Cost and timing estimates are outlined below. Currencies are US$ and do NOT include any contingencies.

Phase 1: ($500,000 - 3 to 6 Months): Dewater and rehabilitate the shaft and levels, map and sample all accessible historical workings and undertake preliminary metallurgical testwork.

The initial dewatering and rehabilitation to the 212 foot level has already been accomplished during the 1980's. Timbered areas which have remained submerged will be in good condition and should not require much rehabilitation. It is estimated that the shaft could be dewatered and rehabilitated in as little as 3 months based on a 300 GPM pumping rate. However, a 3 to 6 month time frame and a substantial contingency should be allowed due to uncertainties associated with underground dewatering and rehabilitation. The costs associated with this are estimated to be in the $500,000 range excluding corporate overhead charges and contingencies. The overall time frame necessary to undertake Phase 2 activities is in the 3 to 6 month range.

At the end of Phase 1, Cardinal will have confirmed some of the historical information regarding the Bates-Hunter property, defined some mineable ore, and have a good idea regarding the geological continuity, grade and thickness of the mineralization and its metallurgical characteristics. Cardinal will then be able to asses whether to continue to the next phase.

Phase 2: (650,000 - 4 months) : After dewatering and rehabilitation have been completed, a diamond drill station will need to be established on the 745 level about 150 feet away from the Bates vein to conduct underground diamond drilling. Establishing this diamond drill station will entail driving a small crosscut and excavation of a diamond drill station. This should take about 1 month to accomplish.

Diamond drilling should be targeted to explore both above and beneath the old workings and attempt to pinpoint thick high grade areas at vein intersections. The drill holes should be drilled to lengths that will allow them to pass through the Bates vein and intersect the Vasa-Levitt vein as well and explore it from it's intersection with the Bates vein. It is estimated that approximately 10,000 feet of drilling will be needed over a 3 month period.

Concurrent with these activities, investigations should be undertaken to define the metallurgical characteristics of the mineralization and develop a suitable process flow sheet prior to sourcing a processing plant and mining equipment. Exposed vein materials in the old workings will be sampled so that fresh material is available for metallurgical testwork. Drill core sample rejects can also be used to aid in this task. It is expected that detailed metallurgical testwork will take about 3 months to complete.

Assaying delays, data compilation and report preparations will add about 3 months to this time line before a positive decision can be reached regarding further expenditures on the project.

The costs associated with this are estimated to be in the $650,000 range excluding corporate overhead charges and contingencies. The overall time frame necessary to undertake Phase 2 activities is in the 7 month range.

If the above efforts prove to be successful, the Bates-Hunter shoot on the Bates vein as well as the Vasa Levitt vein near its intersection with the Bates vein should be sufficiently defined to estimate ore reserves and decide if further expenditures are warranted.

Phase 3: ($2,711,500 - 9 Months) If the tonnages and grades encountered from the diamond drilling are high enough (say 100,000 tons in the 1 ounce range) Cardinal could exercise its opportunity to purchase the property and place it into early production at a small scale (in the range of 100 TPD). A new gravity, flotation and cyanidation mill will have to be built. It would cost about $2 million to undertake this including constructing a small (expandable) mill and take a little less than one year to accomplish. If Cardinal is able to place the project into production at the end of Phase 2, further exploration and development can be internally funded.

Phase 4: ($1,200,000 - 9 Months): Phase 4 is designed to expand the reserve potential. One of the levels (probably the 600 foot level) should be driven approximately 1,000 feet to the east and west of the shaft roughly parallel to the Bates vein but at a distance of about 40 feet into the footwall. An additional 8,000 feet of diamond drilling from surface will be needed in order to position this exploration drift. Detailed diamond drilling from this exploration drift would then be undertaken to establish mineable ore reserves sufficient to support a production rate of about 400 TPD. This will take about 6 months to complete and cost in the range of about $1.2 million dollars. A reserve base of about 750,000 tons grading 0.40 oz. Au/ton would be required to support the capital expenditures required.

Phase 5: ($4.2 Million - 9 Months): If early results of the Phase 4 program support a mill throughput in the 400 TPD range, pre-production development can be carried out concurrent with the exploration drifting described above. When the above underground exploration program has detailed sufficient stoping reserves, stope preparation can begin and the mine can be prepared for production. The hoist will need to be replaced with a double drum hoist and the shaft outfitted for production. If pre-production development and stope preparation activities are not carried out concurrent with the underground exploration activities outlined above, they are expected to take about 15 months to complete at a cost of about $2.6 million including contingencies and add about 6 months to the schedule.

Concurrent with undertaking pre-production development and stope preparation activities, the 100 TPD mill will need to be expanded at an estimated cost of about $2.5 to $3.5 million.

If all goes well and sufficient high grade is found to warrant going into production at 100 TPD, the project could be producing cash flow to fund other activities in as little as 18 months at a cost of about $4 million. If underground exploration is successful (phase 4), expanding the operation to 400 TPD (Phase 5) will take about another year to complete at an added cost of about $5.5 million TPD. The above costs exclude property acquisition payments, contingencies and corporate expenses. Capital payback in both instances is expected to be less than one year.

As mining proceeds, the depth extension of the property needs to be explored along with the acquisition of more past producing mines in order to expand the operation. A new shaft will need to be sunk within a few years in order to be able to mine beneath the present workings.

Schedule B

The assets are listed in this schedule are as follows:

Bates Hunter Mine & all contiguous claims on the Bates Vein

68' Headframe & Hoist

Hoist House with Dry Room and Machine Shop

300 gallon a minute water treatment plant

Terix - front end loader

Mustage - skid loader

2 Air compressors - 250 cfm - 1250 cfn

75 ton per day gravity mill

Misc mining tools, mucker, ore cars, cages, vic 4" pipe & fifling